Exhibit (a)(6)

Corporate Headquarters

Metrologic Instruments, Inc.
90 Coles Road
Blackwood, NJ 08012-4638
Tel	856.228.8100
Fax	856.228.6673 (sales)
Fax	856.228.0653 (finance/legal)
www.metrologic.com

Metrologic Announces Completion of Acquisition by Investor Group Led by Francisco Partners

Metrologic to Begin Operations as Privately Held Company

Blackwood, New Jersey — December 21, 2006 — Metrologic Instruments, Inc. (NASDAQ-GS:MTLG), a leading provider of data capture and collection hardware and software, today announced the completion of its acquisition by a group of investors led by Francisco Partners, one of the world’s largest technology-focused private equity funds.  C. Harry Knowles, Founder and CEO of Metrologic, and Elliott Associates, L.P., a leading multi-strategy hedge fund, invested alongside Francisco Partners to complete the acquisition. Under the terms of the merger agreement, Metrologic shareholders are entitled to receive $18.50 per share in cash, without interest, for each share of Metrologic common stock that they hold.

“We are very pleased to have completed this transaction, which we believe has provided great value to our shareholders,” said Knowles. “We believe that the acquisition will strengthen Metrologic’s ability to meet the expectations of our partners, employees and customers.  We look forward to partnering with Francisco Partners and Elliott Associates, and taking advantage of their industry expertise, extensive analytical skills and financial strength to more fully execute our strategic vision.”

Dipanjan Deb, co-founder and managing partner of Francisco Partners, commented: “We are excited about moving forward in our partnership with Metrologic, a leader in the automatic identification industry with a strong track record of growth, innovative engineering, leading manufacturing and a worldwide distribution network. We look forward to working closely with management to continue to provide high quality services and superior products to the company’s customers.”

“We are pleased to enable Metrologic to progress as an innovative leader in the automatic identification industry,” added Jesse Cohn of Elliott Associates. “We look forward to continuing our ownership alongside Francisco Partners, which has outstanding technology expertise, and working with Harry and his current management team to move the company forward.”

Metrologic common stock will cease to trade on the NASDAQ Global Select Market at market close today and will be delisted.  As soon as practicable, a paying agent appointed by Metrologic will mail a letter of transmittal and instructions to all Metrologic shareholders of record as of the closing.  The letter of transmittal and instructions will contain information on how to surrender Metrologic common stock in exchange for the merger consideration.  Shareholders of record should wait to receive the letter of transmittal before surrendering their shares.  Shareholders who hold shares through a bank or broker will not have to take any action to have their shares converted into cash as such conversions will be handled by the bank or broker.

About Metrologic

Metrologic Instruments, Inc. is a global supplier of choice for data capture and collection hardware and software.  Metrologic has been delivering innovative, quality products that are cost effective, reliable and supported by the highest level of personal service for nearly 40 years.  Metrologic products are sold worldwide through Metrologic’s sales, service and distribution offices located in The Americas, EMEA and Asia/Pacific.  Metrologic provides its customers not only with a great deal, but a great deal more.  For more information please call 1-800-667-8400 or visit www.metrologic.com.

About Francisco Partners

With approximately $5 billion of committed capital, Francisco Partners is one of the world’s largest technology-focused private equity funds. The firm was founded to pursue structured investments in technology companies and targets investments in private companies, public companies, and divisions of public companies, with transaction values ranging from $30 million to $2.0 billion. The principals of Francisco Partners have a proven track record, having invested in more than 50 technology companies. For additional information, visit www.franciscopartners.com.

About Elliott Associates

Elliott Associates, L.P. and its sister fund, Elliott International, L.P. have more than $7 billion of capital under management. Founded in 1977, Elliott is one of the oldest hedge funds under continuous management.

For more information contact:
Dale Fischer, Vice President
856.228.8100    X5505
Email: d.fischer@metrologic.com